UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2024

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant's name into English)

400-900 West Hastings Street,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 1.1, 5.1, 8.1 and 23.1 to 23.13 to this Form 6-K of Lithium Americas Corp. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statements on Form F-3 (File No. 333-274883) and Form S-8 (File No. 333-274884) of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement dated April 18, 2024
5.1	Opinion and Consent of Cassels Brock & Blackwell LLP
8.1	Opinion and Consent of Dorsey & Whitney LLP
23.1	Consent of Blake, Cassels & Graydon LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Daniel Roth
23.4	Consent of Walter Mutler
23.5	Consent of Laurie Tahija
23.6	Consent of Kevin Bahe
23.7	Consent of Eugenio Iasillo
23.8	Consent of Paul Kaplan
23.9	Consent of Kevin Martina
23.10	Consent of Tyler Cluff
23.11	Consent of Benson Chow
23.12	Consent of Bruce Shannon
23.13	Consent of Rene LeBlanc
99.1	News Release dated April 17, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: April 18, 2024